Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Terms No. 1,035 Registration Statement Nos. 333-221595; 333-221595-01 Dated October 5, 2018 Filed pursuant to Rule 433

Structured Investments

Buffered PLUS Based on the Value of the EURO STOXX 50® Index due October 31, 2023

This document provides a summary of the terms of the Buffered PLUS offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Maturity date:	October 31, 2023
Underlying index:	EURO STOXX 50® Index. For more information about the underlying index, see the accompanying preliminary terms.
Payment at maturity per Buffered PLUS:

If the final index value is greater than the initial index value:

$1,000 + leveraged upside payment

If the final index value is less than or equal to the initial index value but has decreased from the initial index value by an amount less than or equal to the buffer amount of 25%:

$1,000

If the final index value is less than the initial index value and has decreased from the initial index value by an amount greater than the buffer amount of 25%:

($1,000 x the index performance factor) + $250

Under these circumstances, the payment at maturity will be less than the stated principal amount of $1,000. However, under no circumstances will the Buffered PLUS pay less than $250 per Buffered PLUS at maturity.

Leveraged upside payment:	$1,000 × leverage factor × index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	The index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	October 26, 2023, subject to postponement for non-index business days and certain market disruption events
Leverage factor:	245% to 255%. The actual leverage factor will be determined on the pricing date.
Buffer amount:	25%. As a result of the buffer amount of 25%, the value at or above which the underlying index must close on the valuation date so that investors do not suffer a loss on their initial investment in the Buffered PLUS is 75% of the initial index value.
Minimum payment at maturity:	$250 per Buffered PLUS (25% of the stated principal amount)
Index performance factor:	Final index value divided by the initial index value
Stated principal amount:	$1,000 per Buffered PLUS
Pricing date:	October 26, 2018
Original issue date:	October 31, 2018 (3 business days after the pricing date)
CUSIP/ISIN:	61768DFR1 / US61768DFR17
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $947.50 per Buffered PLUS, or within $30.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.

Overview

The Buffered PLUS offered are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The Buffered PLUS will pay no interest, provide a minimum payment at maturity of only 25% of the stated principal amount and have the terms described in the accompanying preliminary terms, product supplement for PLUS, index supplement and prospectus. At maturity, if the underlying index has appreciated in value, investors will receive the stated principal amount of their investment plus leveraged upside performance of the underlying index. If the underlying index has depreciated in value, but the underlying index has not declined by more than the specified buffer amount, the Buffered PLUS will redeem for par. However, if the underlying index has declined by more than the buffer amount, investors will lose 1% for every 1% decline beyond the specified buffer amount, subject to the minimum payment at maturity of 25% of the stated principal amount. Investors may lose up to 75% of the stated principal amount of the Buffered PLUS. These long-dated Buffered PLUS are for investors who seek an equity index-based return and who are willing to risk their principal and forgo current income in exchange for the leverage and buffer features that in each case apply to a limited range of performance of the underlying index. The Buffered PLUS are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These Buffered PLUS are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Hypothetical Payout on the Buffered PLUS

The payoff diagram below illustrates the payment at maturity on the Buffered PLUS, assuming a hypothetical leverage factor of 250% (the midpoint of the range set forth on the cover hereof). The actual leverage factor will be determined on the pricing date.

Investing in the Buffered PLUS involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010318011395/dp96172_fwp-ps1035.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	Buffered PLUS do not pay interest and provide a minimum payment at maturity of only 25% of your principal.

•	The market price of the Buffered PLUS will be influenced by many unpredictable factors.

•	There are risks associated with investments in securities linked to the value of foreign equity securities.

•	The Buffered PLUS are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Buffered PLUS.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	The amount payable on the Buffered PLUS is not linked to the value of the underlying index at any time other than the valuation date.

•	Investing in the Buffered PLUS is not equivalent to investing in the underlying index.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the Buffered PLUS in the original issue price reduce the economic terms of the Buffered PLUS, cause the estimated value of the Buffered PLUS to be less than the original issue price and will adversely affect secondary market prices.

•	Adjustments to the underlying index could adversely affect the value of the Buffered PLUS.

•	The estimated value of the Buffered PLUS is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	The Buffered PLUS will not be listed on any securities exchange and secondary trading may be limited.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the Buffered PLUS.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the Buffered PLUS.

•	The U.S. federal income tax consequences of an investment in the Buffered PLUS are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Buffered PLUS– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the Buffered PLUS. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the Buffered PLUS, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

EURO STOXX 50® Index Historical Performance

The following graph sets forth the daily index closing values of the EURO STOXX 50® Index for each quarter in the period from January 1, 2013 through September 28, 2018. You should not take the historical values of the EURO STOXX 50® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the EURO STOXX 50® Index on the valuation date.

EURO STOXX 50® Index Daily Index Closing Values January 1, 2013 to September 28, 2018